DAILY INCOME FUND
c/o REICH & TANG ASSET MANAGEMENT, LLC
1411 BROADWAY, 28th FLOOR,
NEW YORK, NEW YORK 10018

May 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kieran Brown

Re: Delaying Amendment for Daily Income Fund (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-187932)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the HighMark 100% U.S. Treasury Money Market Fund, HighMark Treasury Plus Money Market Fund, HighMark Diversified Money Market Fund and HighMark U.S. Government Money Market Fund into the U.S. Treasury Portfolio, U.S. Treasury Portfolio, Money Market Portfolio and U.S. Government Portfolio, respectively.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2013 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 9th day of May, 2013.

If you have any questions or comments, please do not hesitate to contact me at (212) 830-5295.

Daily Income Fund

/s/ Christine Manna

By: Christine Manna
Title: Secretary